Exhibit 99.1
Caesarstone Reports Fourth Quarter and Full Year 2022 Financial Results

- Full Year Record Revenue Up 7.3% to $690.8 Million; Up 10.8% on Constant Currency Basis -
- Fourth Quarter Revenues Down 6.8% to $159.4 Million; Down 2.1% on Constant Currency Basis -
- Full Year Net Loss Attributable to Controlling Interest of $57.1 Million, or Loss per share of $1.66,
Including a Non-cash Pretax Impairment Charge of $71.3 Million -
- Full Year Adjusted Net Income of $10.6 Million, or Adjusted Diluted EPS of $0.31 -
- Full Year Adjusted EBITDA of $51.9 Million -

MP MENASHE, Israel – March 1, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2022.

Yuval Dagim, Caesarstone’s Chief Executive Officer commented, “I am proud of the entire Caesarstone team’s efforts as we finished 2022 with record full year revenue of approximately $691 million despite softer macro-economic conditions in the second half of 2022. During the year, we focused diligently on executing our multi-pronged growth strategy as we navigated through a challenging demand environment that remains soft. While we expect market volumes to be lower in the near-term, we believe long-term renovation and remodel fundamentals in our key markets remain strong. With this in mind, we are focused on optimizing our global structure during 2023 to operate more efficiently and improve our scalability for new growth opportunities.”

“We are carefully monitoring our costs as we work to improve our margins while also investing for future growth. In order to do so effectively, we are focused on leveraging the projects within our Global Growth Acceleration Plan. This includes actions to rationalize our costs through headcount reductions and closely monitoring expenses. We have already reduced global headcount by 9% during the second half of 2022. We are more efficiently managing our working capital by balancing production at our facilities and reducing SKUs to align inventory levels to current demand. We have increased the portion of our products that are produced by 3rd parties in lower cost countries, enabling us to better capture incremental demand for products at various price points. We are intensifying our marketing efforts to reinforce the Caesarstone brand, in part by reinvesting proceeds from cost saving actions. We are expanding our U.S footprint through investments into new distribution centers that will be opened in coming years. Furthermore, our investments in new territories including our bolt-on acquisition of a distributor in Sweden gives us a direct presence for expansion in Europe. And finally, the launch in the U.S. and Canada of our new Porcelain products in the first half of 2023 is an exciting milestone in our multi-material strategy to accelerate our growth in this exciting product category.”

“With our world-class brand, multi-material countertop offerings, innovative go-to-market initiatives and dedicated focus on driving results, we believe we are well situated to capture market share and unlock further value in our business.”

Fourth Quarter 2022 Results

Revenue in the fourth quarter of 2022 was $159.4 million, 6.8% lower compared to $171.1 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was lower by 2.1% year-over-year. Sales improvement in the Company’s APAC region on a constant currency basis, was more than offset by softer performance in other regions given challenging macro-economic conditions that resulted in lower demand.

Gross margin in the fourth quarter of 2022 was 19.4% compared to 23.2% in the prior year quarter. Adjusted gross margin in the fourth quarter was 19.7% compared to 23.3% in the prior year quarter. The majority of the year-over-year reduction in gross margin resulted from increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization, higher raw material and shipping costs and unfavorable foreign currency exchange rate fluctuations as a result of appreciation of the U.S dollar against all other currencies, partially offset by pricing actions.

Operating expenses in the fourth quarter of 2022 were $106.1 million, compared to $36.3 million in the prior year quarter. The fourth quarter 2022 included a one-time, non-cash impairment charge of $71.3 million related to goodwill and long-lived assets. The Company’s current market capitalization together with challenging economic conditions, higher interest rates and lower production utilization prompted a review of its goodwill and long-lived asset balances, which resulted in the impairment charges. Excluding legal settlements, loss contingencies and impairment charges, adjusted operating expenses were 22.2% of revenue, compared to 21.9% in the prior year quarter.

Operating loss in the fourth quarter of 2022 was a loss of $75.2 million compared to operating income of $3.3 million in the prior year quarter. Excluding the one-time, non-cash impairment charges, the operating loss was $3.9 million. The year-over-year decrease mainly reflects lower gross margin.

Adjusted EBITDA in the fourth quarter of 2022, which excludes expenses for non-cash impairment charges, share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $5.7 million, representing a margin of 3.6%. This compared to adjusted EBITDA of $11.5 million, representing a margin of 6.7% in the prior year quarter. The year-over-year decrease primarily reflects the lower operating income.

Finance expenses in the fourth quarter of 2022 were $0.4 million compared to finance expense of $7.4 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the fourth quarter of 2022 was $74.0 million compared to net loss of $2.9 million in the prior year quarter, and included the after-tax impact of the non-cash impairment charge for the fourth quarter of 2022. Net loss per share for the fourth quarter was $2.15 compared to net loss per share of $0.11 in the prior year quarter. Adjusted diluted net loss per share for the fourth quarter was $0.02 on 34.5 million shares, compared to adjusted diluted net income per share of $0.01 in the prior year quarter on a similar share count.

Full Year 2022 Results

Revenue in the full year 2022 grew 7.3% year over year and reached a company record of $690.8 million compared to $643.9 million in the prior year. On a constant currency basis, 2022 revenue was higher by 10.8% year-over-year, primarily attributable to growth in the United States and Canada.

Gross margin in 2022 was 23.6% compared to 26.6% in the prior year. Adjusted gross margin in 2022 was 23.8%, compared to 26.8% in the prior year. The difference in adjusted gross margin mainly reflects increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization, higher raw material prices, unfavorable foreign exchange rates, and shipping price increases which were partially offset by favorable product mix and selling price increases.

Operating expenses in 2022 were $221.9 million compared to $144.1 million in the prior year, and included the $71.3 million non-cash impairment charge in 2022. Excluding legal settlements, loss contingencies and impairment charges, adjusted operating expenses improved to 21.7% of revenue, compared to 21.9% in the prior year quarter.

Operating loss in 2022 was $58.7 million compared to operating income of $27.4 million in the prior year. The year-over-year decrease mainly reflects higher operating expenses. Excluding the non-cash impairment charges, operating income was $12.6 million.

Adjusted EBITDA, which excludes non-cash impairment charges, expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $51.9 million in 2022, representing a margin of 7.5%. This compares to adjusted EBITDA of $68.2 million, representing a margin of 10.6% in the prior year. This year-over-year margin decrease primarily reflects lower gross margin.

Finance income in 2022 was $3.1 million compared to finance expense of $7.6 million in the prior year. The difference was primarily a result of foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the full year 2022 was $57.1 million compared to net income of $19.0 million in the prior year, and included the after-tax impact of the impairment charge for 2022. Net loss per share for 2022 was $1.66 compared to diluted net income per share of $0.51 in the prior year. Adjusted diluted net income per share for 2022 was $0.31 compared to $0.83 in the prior year.

Balance Sheet & Liquidity

As of December 31, 2022, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $59.2 million and total debt to financial institutions of $31.0 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the fourth quarter of 2022, based on its reported net loss attributable to controlling interest for the period.

Outlook

Given the challenging macroeconomic environment and limited ability to forecast the duration of government-induced actions that have slowed the pace of construction activity in many countries, at this time the Company anticipates revenues for 2023 will be within range of 2022 revenues. This will be largely achieved through enacted price actions roughly offsetting an expected decline in volume and the unfavorable impact of foreign currency exchange rate fluctuations. Additionally, the Company expects moderate and gradual improvement in Adjusted EBITDA as a percentage of sales for the full year 2023, primarily attributable to pricing initiatives, cost optimization efforts and other actions, which are expected to more than offset higher raw material and shipping costs in inventory entering into 2023.

Nahum Trost, Caesarstone’s Chief Financial Officer, concluded, “We believe the outlook that we are providing is both achievable and appropriate given the level of uncertainty in the industry. We are well positioned and prepared to execute on our multi-pronged growth strategy and the factors that are within our control. We believe we are taking a balanced and prudent approach to set expectations and we will fully leverage all resources available to us to mitigate risk and capitalize on the market opportunities available to Caesarstone.”

Webcast and Conference Call Details

The Company will host a webcast and conference call today, March 1, 2023, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-877-451-6152 and 1-201-389-0879, respectively. The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter 2022 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or + 1-412-317-6671 (international) and enter pass code 13735420. The replay will be available beginning at 12:30 p.m. ET on Wednesday, March 1, 2023 and will last through 11:59 p.m. ET on Wednesday, March 8, 2023.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$52,081	$74,315
Short-term available for sale marketable securities	7,077	11,228
Trade receivables, net	77,898	82,815
Other accounts receivable and prepaid expenses	32,570	35,443
Inventories	238,232	204,725

Total current assets	407,858	408,526

LONG-TERM ASSETS:

Severance pay fund	3,410	4,090
Other long-term receivables	-	449
Deferred tax assets, net	16,251	10,880
Long-term deposits and prepaid expenses	3,255	3,832
Operating lease right-of-use assets	144,098	154,652
Long-term available for sale marketable securities	-	8,647
Property, plant and equipment, net	169,292	221,150
Intangible assets, net	8,817	9,627
Goodwill	-	45,800

Total long-term assets	345,123	459,127

Total assets	$752,981	$867,653

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$26,135	$12,523
Trade payables	62,194	81,369
Related parties and other loans	283	2,276
Short term legal settlements and loss contingencies	17,595	22,592
Accrued expenses and other liabilities	58,777	64,534

Total current liabilities	164,984	183,294

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	4,823	6,240
Legal settlements and loss contingencies long-term	19,572	20,859
Deferred tax liabilities, net	4,288	4,992
Long-term lease liabilities	124,353	143,324
Accrued severance pay	4,750	5,500
Long-term warranty provision	1,262	1,280

Total long-term liabilities	159,048	182,195

REDEEMABLE NON-CONTROLLING INTEREST	7,903	7,869

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	163,431	161,929
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(9,578)	(704)
Retained earnings	311,839	377,716

Total equity	421,046	494,295

Total liabilities and equity	$752,981	$867,653

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$159,369	$171,057	$690,806	$643,892
Cost of revenues	128,438	131,379	527,561	472,394

Gross profit	30,931	39,678	163,245	171,498

Operating expenses:
Research and development	1,151	1,177	4,098	4,216
Sales and Marketing	22,332	22,594	94,412	85,725
General and administrative	11,861	13,746	51,596	50,845
Impairment expenses related to goodwill and long lived assets (**)	71,258	-	71,258	-
Legal settlements and loss contingencies, net	(491)	(1,181)	568	3,283

Total operating expenses	106,111	36,336	221,932	144,069

Operating income (loss)	(75,180)	3,342	(58,687)	27,429
Finance expenses (income), net	407	7,425	(3,079)	7,590

Income (loss) before taxes	(75,587)	(4,083)	(55,608)	19,839
Taxes on income (loss)	(1,699)	(780)	758	1,950

Net income (loss)	$(73,888)	$(3,303)	$(56,366)	$17,889

Net loss (income) attributable to non-controlling interest	(78)	426	(688)	1,077

Net income (loss) attributable to controlling interest	$(73,966)	$(2,877)	$(57,054)	$18,966
Basic net income (loss) per ordinary share (*)	$(2.15)	$(0.11)	$(1.66)	$0.51
Diluted net income (loss) per ordinary share (*)	$(2.15)	$(0.11)	$(1.66)	$0.51
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,504,904	34,471,363	34,488,275	34,462,328
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,504,904	34,471,363	34,488,275	34,570,111

(*) The numerator for the calculation of net income (loss) per share for the three and twelve months ended December 31, 2022 and 2021, has been decreased by approximately $0.1 and $0.1 million, and $1.1 and $1.4 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

(**) Goodwill impairment in the amount of $44.8 million and Long-lived assets impairment in the amuont of $26.5 million

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2022	2021
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income (loss)	$(56,366)	$17,889
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36,344	35,407
Share-based compensation expense	1,502	1,845
Accrued severance pay, net	(58)	121
Changes in deferred tax, net	(5,693)	(4,473)
Capital (gain) loss	67	(3)
Legal settlemnets and loss contingencies, net	568	3,283
Decrease in trade receivables	2,612	815
Decrease (increase) in other accounts receivable and prepaid expenses	3,645	(9,036)
Increase in inventories	(40,884)	(54,189)
Increase (decrease) in trade payables	(21,032)	28,277
Increase (decrease) in warranty provision	(119)	112
Changes in right of use assets	9,487	25,906
Changes in lease liabilities	(17,909)	(22,085)
Contingent consideration related to acquisition	120	(288)
Amortization of premium and accretion of discount on marketable securities, net	238	412
Changes in Accrued interest related to Marketable Securities	74	42
Decrease in accrued expenses and other liabilities including related parties	(7,165)	(3,352)
Impairment of goodwill and long-lived assets	71,258	-
Net cash provided by (used in) operating activities	(23,311)	20,684

Cash flows from investing activities:

Net cash paid for acquisitions	(2,245)	-
Repayment of assumed shareholders loan related to acquisition	-	(1,966)
Repayment of contingent consideration related to acquisition	-	-
Purchase of property, plant and equipment	(17,801)	(31,477)
Proceeds from sale of property, plant and equipment	12	9
Maturity of (investment in) marketable securities	12,401	(1,343)
Decreae (increase) in long term deposits	348	(108)

Net cash used in investing activities	(7,285)	(34,885)

Cash flows from financing activities:

Dividend paid	(8,625)	(10,681)
Changes in short-term bank credits and long-term loans, including related parties	18,640	(11,761)
Contingent consideration related to acquisition	-	(1,492)
Repayment of a financing leaseback related to Bar-Lev transaction	(859)	(1,320)

Net cash provided by (used in) financing activities	9,156	(25,254)

Effect of exchange rate differences on cash and cash equivalents	(794)	(478)

Decrease in cash and cash equivalents and short-term bank deposits	(22,234)	(39,933)
Cash and cash equivalents and short-term bank deposits at beginning of the period	74,315	114,248

Cash and cash equivalents and short-term bank deposits at end of the period	$52,081	$74,315

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(925)	(56)

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$30,931	$39,678	$163,245	$171,498
Share-based compensation expense (a)	86	107	315	321
Amortization of assets related to acquisitions	72	79	306	852
Restructuring expenses (b)	237	-	237	-
Adjusted Gross profit (Non-GAAP)	$31,326	$39,864	$164,103	$172,671

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Restructuring expenses related to workforce reduction.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(73,888)	$(3,303)	$(56,366)	$17,889
Finance expenses (income), net	407	7,425	(3,079)	7,590
Taxes on income	(1,699)	(780)	758	1,950
Depreciation and amortization	9,121	8,916	36,344	35,407
Legal settlements and loss contingencies, net (a)	(492)	(1,181)	568	3,283
Contingent consideration adjustment related to acquisition	63	-	120	284
Acquisition and integration related expenses	-	-	80	-
Share-based compensation expense (b)	259	458	1,502	1,845
Impairment expenses related to goodwill and long lived assets	71,258	-	71,258	-
Restructuring expenses (c)	684	-	684	-
Adjusted EBITDA (Non-GAAP)	$5,713	$11,535	$51,869	$68,248

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Restructuring expenses related to workforce reduction.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(73,966)	$(2,877)	$(57,054)	$18,966
Legal settlements and loss contingencies, net (a)	(492)	(1,181)	568	3,283
Contingent consideration adjustment related to acquisition	63	-	120	284
Amortization of assets related to acquisitions, net of tax	536	502	2,084	2,391
Share-based compensation expense (b)	259	458	1,502	1,845
Acquisition and integration related expenses	-	-	80	-
Non cash revaluation of lease liabilities (c)	676	3,461	(9,527)	2,918
Impairment expenses related to goodwill and long lived assets	71,258	-	71,258	-
Restructuring expenses (d)	684	-	684	-
Total adjustments	72,984	3,240	66,769	10,721
Less tax on non-tax adjustments (e)	(146)	200	(910)	1,054
Total adjustments after tax	73,130	3,040	67,679	9,668

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$(836)	$163	$10,625	$28,634
Adjusted earning (loss) per share (f)	$(0.02)	$0.01	$0.31	$0.83

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Restructuring expenses related to workforce reduction.
(e)	Tax adjustments for the three and twelve months ended December 31, 2022 and 2021, based on the effective tax rates.
(f)
In calculating adjusted (Non-GAAP) earning per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

In calculating adjusted (Non-GAAP) loss per share, the basic weighted average number of shares outstanding includes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2022	2021	2022	2021	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB
	(Unaudited)		(Unaudited)	(Audited)

USA	$76,394	$77,613	$342,293	$305,353	(1.6)%	(1.6)%	12.1%	12.1%
Canada	20,673	22,263	93,377	84,467	(7.1)%	0.1%	10.5%	14.6%
Latin America	964	1,618	4,481	4,702	(40.4)%	(40.4)%	(4.7)%	(4.7)%
America's	98,031	101,494	440,151	394,522	(3.4)%	(1.8)%	11.6%	12.4%

Australia	29,346	30,730	116,284	118,714	(4.5)%	6.6%	(2.0)%	6.2%
Asia	7,891	8,011	34,607	30,390	(1.5)%	(0.3)%	13.9%	15.3%
APAC	37,237	38,741	150,891	149,104	(3.9)%	5.1%	1.2%	8.1%

EMEA	15,266	18,160	63,320	60,836	(15.9)%	(4.0)%	4.1%	16.7%

Israel	8,835	12,662	36,444	39,430	(30.2)%	(23.7)%	(7.6)%	(4.5)%

Total Revenues	$159,369	$171,057	$690,806	$643,892	(6.8)%	(2.1)%	7.3%	10.8%